May 7, 2012

Duc Dang
Securities and Exchange Commission
RE: HOMEOWNUSA
Amendment No.6 Registration Statement on Form S-11
Filed January 20, 2012
File No. 333-170035

In response to your letter dated February 9, 2012, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of HOMEOWNUSA (the “Company”).  Amendment no. 7 to the Form S-11 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-11 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s February 9, 2012 letter in italicized text immediately before our response.

General

1.	Please provide an opinion of council or accountant that opines that you will qualify as a REIT for this taxable year or amend your filing accordingly

Response

In accordance with your request, we revised our disclosure on page 3 and in the first paragraph of the section captioned “Plan of Operations” as follows:

“We have obtained an opinion letter from PLS CPA, A Professional Corporation that states that the Company is not currently organized in conformity with the requirements for qualifications and taxation as a real estate investment trust.”

2.
Your response to comment 2 in our letter dated January 5, 2012 simply states that despite you only officer’s lack of experience and the fact that he is located in another country, that you are not a blank check company. Discuss the disadvantages of not having an employee perform the initial diligence of a target property and explain how you will manage and oversee any property acquired. Also please revise your summary section to confirm that despite the items listed in your prior comment, you and Mr. du Plooy have no intention of causing you to engage in a reverse merger with a private company.

Response

The Company does not understand the basis of your assertion requiring a discussion regarding the disadvantages of not having an employee perform the initial diligence of a target property.” In the section captioned “Plan of Operation”, we discuss that our director and sole officer will conduct the research on our future property and manage all aspects of acquisition. For Commercial real estate listings and research, our President will utilize websites like www.loopnet.com.  Upon identifying a target property, he will work with the sellers directly or their real-estate agent to provide documentation and property disclosures. In the event the property is of further interest, our President intends hire an independent building inspector to report on the building’s condition to estimate renovation costs. If the property is of further interest, our President intends to travel to the property prior to the Company making an offer to purchase.

Furthermore, we continue to discuss how the Company will manage and oversee and property acquired in Phase two and Phase three of our Plan of Operations.

In accordance with your recommendation, we have revised our disclosure in the section captioned “Summary Information about HOMEOWNUSA” to confirm that the Company and Mr. du Plooy have no intention of causing us to engage in a reverse merger with a private company as follows:

“Since becoming incorporated, HOMEOWNUSA has not been involved in any mergers, acquisitions or consolidations nor has the Company any plans nor does any of its stockholders have any plans to merge into an operating company, to enter into a change of control or similar transaction or to change our management. Neither management nor the Company’s shareholder have plans or intentions to be acquired.”

Prospectus Cover Page

3.	In your first paragraph you indicate that your shares “may be illiquid.” Please revise to clarify that they will be illiquid.

Response

We have revised our disclosure in accordance with your recommendation as follows:

“5,000,000 shares of common stock are being offered for sale by the Company to the public and the securities being registered by this offering will be illiquid because these securities are not listed on any exchange nor are these securities quoted on the OTC Bulletin Board.”

Risk Factors

Risk Factors related to Tax Consequences

Our Failure to Qualify as a REIT…,page 9

4.
In light of your response to comment 1, please update your disclosure under this heading to specifically discuss the fact that you have no share exchange agreement in place to reduce Mr. du Plooy’s ownership to 9.9% of your outstanding shares.

Response

We have revised our disclosure in accordance with your recommendations as follows:

OUR FAILURE TO QUALIFY AS A REIT WOULD HAVE AN ADVERSE AFFECT ON OUR OPERATIONS AND OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR STOCKHOLDERS AND MAY HAVE ADVERSE TAX CONSEQUENCES TO OUR STOCKHOLDERS.

As of the date of this offering, no written share redemption agreement exists to reduce Mr. du Plooy’s ownership to 9.9% of the Company’s outstanding shares. Our failure to qualify as a REIT would have an adverse affect on our operations and our ability to make distributions to our stockholders because we will be subject to U.S. federal income tax at regular corporate rates with no ability to deduct distributions made to our stockholders

Plan of Distribution, page 33

5.	We reissue comment 6. Please revise to discuss the reason or purpose for registering this offering considering you are only selling shares outside of the United States.

Response

In accordance with your recommendation, we have revised our disclosure by adding a paragraph as paragraph number 2 in the section captioned “Plan of Distribution” as follows:

“Management believes that shareholders have a higher level of confidence in offerings that have been vetted by the Securities and Exchange Commission. Furthermore, Management believes certain shareholders, due to the certainty and predictability of U.S. securities law, may require that this offering be registered with the Securities and Exchange Commission.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

6.
You have provided us with the listings of the properties listed in this section. As you do not currently own or have specific plans to purchase these properties, please revise to remove the list of properties from the prospectus.

Response

In accordance with your recommendations, we have removed the list of properties from the prospectus.

7.
We note your response to comment 8 in our letter dated January 5, 2012. Please further explain what you mean by the “Income Capitalization Approach” that you plan to employ to valuate properties. Include in your revised disclosure a discussion of how your executive is qualified to undertake such analysis.

Response

We have revised our disclosure in the section captioned “Overview” as follows:

“We plan to invest principally in multi family apartment facilities. At the completion of this offering we will identify one multi family apartment facility and a substantial portion of the net proceeds of this offering will not be committed to any other specific multi family apartment facility acquisition. Our management will identify and negotiate acquisition opportunities. We will target properties that will have low or zero occupancy. We will utilize the Income Capitalization Approach to valuate a facility and target a facility with low occupancy and therefore low net operating income. Income Capitalization is a valuation method appraisers and real estate investors use to estimate the value of income producing real estate. It is based upon the premise of anticipation i.e., the expectation of future benefits. This method of valuation relates value to two things: [1] the "market rent" that a property can be expected to earn and, [2] the "reversion" (resale) when a property is sold.1 These target facilities will be distressed due to over-leveraged financing, mismanagement or the lack of liquidity in the financial markets. The first phase of our planned operations is to research properties. The result of this research would determine the location of the target property to be acquired.

Our sole officer and director has no formal training that qualifies him to undertake such an evaluation however, there are a number of tools available online to calculate net operating income and property valuation (http://www.dealmakersblog.com/wp-content/Documents/The-Opportunity-Evaluator-Apartments.xls, and http://www.madisonincomeproperties.com/article.jsp?id=1126.) In addition, commercial real estate (selling agents) frequently provide similar analysis of a prospective property.

Plan of Operations, page 38

8.	We reissue comment 9. The basis from your estimates remains unclear from your revised disclosure, Please revise as previously requested to discuss how estimates were derived in greater detail.

Response

We have revised our disclosure in accordance with your recommendations as follows:

“Renovation estimates (see Use of Proceeds) were derived based on the following assumptions: 1) average apartment size of 1,000 square feet; 2) painting each apartment at $0.60 per square foot; 3) 12 lineal feet of counter top at $15.00 per foot; 4) $120 lighting fixture allowance, and 5) $0.60 per square foot flooring allowance. The cost of renovation can be further evaluated upon receipt of an inspection report.”

Certain Relationships and Related Transactions, page 47
___________
1 Source: http://propex.com/C_g_inc.htm

9.	We note your response to comment 4 that you will repay the loan from the operating capital. Please revise to clarify if you are prohibited from repaying such loan with offering proceeds.

Response

In accordance with your recommendation we have revised our disclosure as follows:

“As of October 31, 2011, the Company has received $ 12,500 loan from its President Mr. Pieter du Plooy. This loan is unsecured and non- interest-bearing with no set terms of repayment. Expenses funded by such loan amount include fees paid to the Company’s auditor of $8,000, fees paid to Discount Edgar regarding the Company’s filings with the Security and Exchange Commission of $3,108 and bank service charges of $460. The Company will not use proceeds from this offering to repay the loan. The Company will to repay the loan amounts from operating capital when funds are available.”

In addition, we have revised our disclosure in the section captioned “Summary of the Offering by the Company” under Use of Proceeds by adding the following sentence:

“The Company will not use proceeds from this offering to repay outstanding loan from its President.”

Exhibits

10.
We note that you have filed an acknowledgement letter for the review report dated November 29, 2011 as an exhibit. However, we also note you have removed the review report from the latest amendment. Please clarify and/or revise appropriately.

Response

We have revised our disclosure by updating our financial statements and deleting October 31, 2011 and April 30, 2011 reviewed FS and Notes. Accordingly, we have not provided the above referenced review report as an exhibit.

We trust our responses meet with your approval.

Sincerely,

/s/ Pieter du Plooy